EXHIBIT 99.1

Amryt Raises Full Year 2021 Revenue Guidance to $220M - $225M

Representing 20% - 23% YoY growth

Virtual Capital Markets Event today at 1000-1200 EDT

DUBLIN, Ireland, and Boston MA, September 13, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, is today pleased to announce the raising of Amryt’s current full year 2021 revenue guidance.

Given the recent acquisition of Chiasma, Inc. and the strong performance of the Company’s commercial products, the board is today again raising revenue guidance for FY 2021 from prior guidance of between $210M - $215M to a range of $220M - $225M.

Joe Wiley, CEO of Amryt Pharma, commented: “Given the strong performance of our business year to date and our recent acquisition of Chiasma, we are very pleased to once again increase our full year 2021 revenue guidance to $220-$225 million which represents growth of 20%-23% on 2020.  This latest upward revision of guidance demonstrates our confidence in the outlook for our underlying business and our visibility is further enhanced given that we have now begun the process of integrating Chiasma into Amryt and have begun to grow our combined business.”

Virtual Capital Markets Event - Monday, September 13, 2021 - 1000 - 1200 EDT
Amryt will  host a Virtual Capital Markets Event for Analysts and Investors today from 1000 – 1200 (EDT).  Presentations will include an update on Amryt’s growth plans for Mycapssa® post its recent acquisition of Chiasma, Inc. Mycapssa® is the first and only FDA-approved oral somatostatin analog (SSA) for acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.

Leading KOL, Dr. Maria Fleseriu, MD, FACE, Oregon Health & Science University will join the event to discuss the current treatment landscape in acromegaly.

Amryt management will also provide an update on their lead development candidate, Oleogel-S10, including additional data from the EASE Phase 3 study and a discussion on the regulatory pathway for Oleogel-S10 and Amryt’s commercialization and launch plans for Oleogel-S10, if approved. Oleogel-S10 is a potential treatment for Epidermolysis Bullosa (EB), for which there is currently no approved treatment.  Amryt has received a target PDUFA date from the FDA of November 30, 2021.  In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021.

Leading KOL, Dr. Harper Price, MD, FAAD, FAAP, Phoenix Children’s Hospital will join the event to discuss the current treatment landscape in EB.

Registration
To register for the event, please go to:
https://lifesci.rampard.com/WebcastingAppv5/Events/eventsDispatcher.jsp?Y2lk=MTM1Mw==

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Mycapssa® (octreotide) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide.  Mycapssa® is the first and only oral somatostatin analog approved by the FDA.  Mycapssa® has also been submitted to the EMA for regulatory approval.  For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez® has been selected as the brand name for Oleogel-S10.  The product has been submitted to FDA for approval and in June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.  The FDA also set a target PDUFA date of November 30, 2021. In Europe, a MAA for Oleogel-S10 was accepted for assessment by the EMA in March 2021.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform.  For more information on Amryt, including products, please visit www.amrytpharma.com.

Financial Advisors
Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.
Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD +44 (0) 207 408 4090, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com